                                                                   Exhibit 99.20


(INDUSTRY CANADA LOGO)                   Industrie Canada

CERTIFICATE OF AMENDMENT                 CERTIFICAT DE MODIFICATION

CANADA BUSINESS CORPORATIONS ACT         LOI CANADIENNE SUR LES SOCIETES
                                         PAR ACTIONS

POINTS INTERNATIONAL LTD.                                     426791-5

______________________________________________       _______________________________________
Name of corporation-Denomination de la societe       Corporation number-Numero de la societe

I hereby certify that the articles of                Je certifie que les statuts de la
the above-named corporation were                     societe susmentionnee ont ete modifies:
amended:

a)   under section 13 of the Canada             [ ]      a)   en vertu de l'article 13 de la
     Business Corporations Act in                             Loi canadienne sur les
     accordance with the attached                             societes par actions,
     notice;                                                  conformement a l'avis
                                                              ci-joint;

b)   under section 27 of the Canada             [ ]      b)   en vertu de l'article 27 de la
     Business Corporations Act as set                         Loi canadienne sur les
     out in the attached articles of                          societes par actions, tel
     amendment designating a series of                        qu'il est indique dans les
     shares;                                                  clauses modificatrices
                                                              ci-jointes designant une serie
                                                              d'actions;

c)   under section 179 of the Canada            [X]      c)   en vertu de l'article 179 de
     Business Corporations Act as set                         la Loi canadienne sur les
     out in the attached articles of                          societes par actions, tel
     amendment;                                               qu'il est indique dans les
                                                              clauses modificatrices
                                                              ci-jointes;

d)   under section 191 of the Canada            [ ]      d)   en vertu de l'article 191 de
     Business Corporations Act as set                         la Loi canadienne sur les
     out in the attached articles of                          societes par actions, tel
     reorganization;                                          qu'il est indique dans les
                                                              clauses de reorganisation
                                                              ci-jointes;


/s/ Richard G. Shaw                                     MARCH 29, 2005 / LE 29 MARS 2005
--------------------------------------
Richard G. Shaw                                     Date of Amendment - Date de modification
Director - Directeur

(CANADA LOGO)

(INDUSTRY CANADA LOGO)    Industrie Canada                FORM 4                FORMULAIRE 4
                                                   ARTICLES OF AMENDMENT   CLAUSES MODIFICATRICES
        Canada Business   Loi canadienne sur les    (SECTIONS 27 OR 177)    (ARTICLES 27 OU 177)
       Corporations Act   societes par actions

1 -- Name of the Corporation - Denomination                                2 -- Illegible No.- N_ de la societe
sociale de is societe
Points International Ltd.                                                  4267915

3 -- The articles of the above-named corporation are   Les status de la societe mentionnee ci-dessus sont
amended as follows:                                    modifies de la facon sulvante:

(a) by creating one series of preference shares consisting of one share designated as Series Four Preferred Share;

(b) by creating one series of preferred shares consisting of one share designated as Series Five Preferred Share;

(c) by changing the reference to the authorized capital of the Corporation to provide that the classes and any maximum number of shares that the Corporation is authorized to issue shall be as follows:

     (i)  an unlimited number of shares designated as Common Shares; and

     (ii) an unlimited number of shares designated as Preferred Shares, issuable in series of which:

          (1) one (1) consists of a series designated as the Series One Preferred Share;

          (2) one (1) consists of a series designated as the Series Two Preferred Share;

          (3) one (1) consists of a series designated as the Series Three Preferred Share;

          (4) one (1) consists of a series designated as the Series Four Preferred Share; and

          (5) one (1) consists of a series designated as the Series Five Preferred Share;

(d) by providing that the rights, privileges, restrictions and conditions attaching to the Series Four Preferred Share and the Series Five Preferred Share and the directors authority with respect to such classes of shares which may be issued in series, shall be as set out on the annexed Schedule "A".

/s/ Illegible                Printed Name - Nom en lettres   4 -- Capacity of - En   5 -- Tel. No. - N_ de tel.
--------------------------   moulees                         qualite de
Signature                    Stephen M. Yuzpe                Corporate Secretary     (416) 595-0000

FOR DEPARTMENTAL USE ONLY - AL USAGE DU MINISTERE SEULEMENT

                                                                     MAR 29 2005

IC 3069 (2003/06)                                                  (CANADA LOGO)

                                   SCHEDULE A

                           SERIES FOUR PREFERRED SHARE

The Series Four Preferred Share shall have the following rights, privileges, restrictions and conditions:

1.   DEFINITIONS

          For the purposes of these Series Four Preferred Share provisions:

     (a)  "ACT" shall mean the Canada Business Corporations Act;

     (b) "AFFILIATE" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "CONTROL" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "CONTROL GROUP") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

     (c) "AGENCY" shall mean any domestic or foreign court, tribunal, federal, state, provincial, or local government or governmental agency or authority or other regulatory authority (include stock exchange and similar regulatory authorities) or administrative agency or commission (including the Ontario Securities Commission and the Securities Exchange Commission) or any elected or appointed public official;

     (d) "ASSOCIATE" shall have the meaning attributed to it for the purposes of the Securities Act (Ontario);

     (e) "BUSINESS DAY" shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

     (f) a "CHANGE OF CONTROL" shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series Four Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

     (g) "CIBC DEBENTURE" shall mean the 11% $6,000,000 convertible debenture, amended and restated as of February 8, 2002, issued by the Corporation to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, as the same may be amended, amended and restated and transferred from time to time;

     (h) "COMMON SHARES" shall mean common shares in the capital of the Corporation;

     (i)  "CURRENT MARKET PRICE" shall mean, at any date:

          (i) if the Common Shares are listed on any Canadian stock exchange, the price per share that is equal to the weighted average of the prices at which the Common Shares have traded in board lots on the Toronto Stock Exchange for each of the trading days on which those shares traded falling not more than 20 business days before that date or, if the common shares are not then listed on the Toronto Stock Exchange, on the stock exchange on which the Common Shares are then listed and have traded in the greatest volume during the relevant period;

          (ii) if the Common Shares are not listed on any stock exchange, the weighted average of the prices at which the Common Shares have traded in the over-the-counter market for each of the trading days on which those shares traded falling not more than 20 business days before that date, and

          (iii) if the Common Shares are not listed on any stock exchange and are not traded in the over-the-counter market, $0.767 per Common Share (as constituted at the date of the issuance of the Series Four Preferred Share). If, subsequent to the date of the issuance of the Series Four Preferred Share, the Corporation takes any action affecting the Common Shares that, in the opinion of the board of directors of the Corporation or the holder of the Series Four Preferred Share, would aversely affect the rights of the holders of the Series Four Preferred Share, the Current Market Price shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the holder of the Series Four Preferred Share (such approval not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals;

     (j) "EQUITY SHARES" shall mean any shares of the Corporation (other than Common Shares) that confer upon the holder the right to participate in the distribution of assets upon a Liquidation Event and are not restricted to a fixed sum (or to a fixed sum plus accrued but unpaid dividends) on that distribution;

     (k) "LAWS" means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements of any Agency;

     (l)  "LIQUIDATION ENTITLEMENT" shall mean an amount equal to the greater of
          (a) the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date of the Liquidation Event and (b) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the

          Liquidation Event after giving effect to any payments to be paid on the Series Four Preferred Share and any other shares (other than the Series Four Preferred Share) ranking prior to the Common Shares upon the Liquidation Event;

     (m) "LIQUIDATION EVENT" shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

     (n) "PARENT" means InterActiveCorp., a corporation incorporated under the laws of Delaware, and any successors thereto;

     (o) "PERSON" shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

     (p) "REDEMPTION AMOUNT" shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the greater of (i) the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date on which the Series Four Preferred Share is redeemed in accordance with section 7, and (ii) the product of the number of Underlying Shares and the Current Market Price of the Common Shares on March 31, 2013, and (b) in the event of redemption upon a Change of Control, an amount equal to the greater of (i) 125% of the amount specified in (a)(i), and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control;

     (q) "SERIES ONE PREFERRED SHARE" shall mean the Series One Preferred Share in the capital of the Corporation;

     (r) "SERIES TWO PREFERRED SHARE" shall mean the Series Two Preferred Share in the capital of the Corporation;

     (s) "SERIES FIVE PREFERRED SHARE" shall mean the Series Five Preferred Share in the capital of the Corporation;

     (t) "TRANSFER" shall mean any direct or indirect sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or other disposition in any manner whatsoever;

     (u) "UNDERLYING SHARES" shall mean, subject to adjustment in accordance with section 10, 4,504,069 Common Shares; and

     (v) "WARRANTS" shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and the Parent dated March 21, 2003.

2.   RANKING

     The Series Four Preferred Share shall in all respects (including the payment of dividends and distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Share and the Series Two Preferred Share. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Share, the Series Two Preferred Share and the Series Four Preferred Share, that payment or distribution shall be made on a pro rata basis, calculated by reference to the amounts that would be received by the holders of the Series One Preferred Share, the Series Two Preferred Share and the Series Four Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such pro ration.

3.   LIQUIDATION, DISSOLUTION OR WINDING-UP

     In the event of a Liquidation Event, the holder of the Series Four Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4.   DIVIDENDS

     The Corporation shall not declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Four Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend shall be paid to the holder of the Series Four Preferred Share in the same form (cash, shares, other securities or other property) as it is paid to the holders of the Common Shares.

5.   CONVERSION RIGHT

     The holder of the Series Four Preferred Share shall have the right, exercisable at any time prior to 5:00pm (local time in Toronto) on March 31, 2013 (and thereafter if the Corporation fails to redeem the Series Four Preferred Share pursuant to section 7) to convert the Series Four Preferred Share into the Underlying Shares. All of the Underlying Shares shall be issued as fully paid and non-assessable. This conversion right may be exercised by the holder of the Series Four Preferred Share delivering to the Corporation the certificate for the Series Four Preferred Share together with a notice in writing (the "CONVERSION NOTICE") confirming the intention of the holder to convert the Series Four Preferred Share and specifying the date (which shall be at least two business days following the delivery of the notice) on which that conversion is to be effective (the "CONVERSION DATE") and the address to which the certificates for the

     Underlying Shares are to be delivered. The Underlying Shares shall be, and shall be deemed to be, issued to the holder of the Series Four Preferred Share on the Conversion Date and the holder of the Series Four Preferred Share shall be deemed to be the registered holder of the Underlying Shares, and shall be deemed to have ceased to be the registered holder of the Series Four Preferred Share, for all purposes effective the Conversion Date. The Corporation shall promptly, and in any event within three business days after the Conversion Date, deliver to the address specified by the holder of the Series Four Preferred Share in the Conversion Notice certificates evidencing the Underlying Shares.

6.   AUTOMATIC CONVERSION

     The Series Four Preferred Share shall be (and shall be deemed to be) automatically converted into one Series Five Preferred Share on the date that the Series Four Preferred Share is Transferred by the holder to a person that is not an affiliate of the Parent or the holder ceases to be an affiliate of the Parent. The Series Five Preferred Share shall be, and shall be deemed to be, issued to the former holder of the Series Four Preferred Share on the date of automatic conversion, and the former holder of the Series Four Preferred Share shall be deemed to be the registered holder of the Series Five Preferred Share and shall be deemed to have ceased to be the registered holder of the Series Four Preferred Share for all purposes effective the date of automatic conversion. Notwithstanding that the holder shall then be deemed to be the holder of the Series Five Preferred Share, the Corporation and the transfer agent shall not be required to deliver a certificate representing the Series Five Preferred Share until three business days following surrender of the certificate representing the converted Series Four Preferred Share.

7.   REDEMPTION

     Unless a Conversion Notice has been delivered to the Corporation or the Series Four Preferred Share has been converted under section 6, the Corporation shall, subject to subsection 32(2) of the Act, redeem the Series Four Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series Four Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series Four Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "REDEMPTION DATE") of the Series Four Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "REDEMPTION NOTICE") of the intention of the Corporation to redeem the Series Four Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series Four Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series Four Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series Four Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series Four Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series Four Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series Four Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice

8.   VOTING RIGHTS

     The holder of the Series Four Preferred Share shall be entitled to receive, concurrently with its first dissemination, notice of all meetings of shareholders of the Corporation and to attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law and the right provided in section 9, the holder of the Series Four Preferred Share shall be entitled to Vote, together with the holders of Common Shares, on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series Four Preferred Share shall be entitled to cast that number of votes equal to the number of Underlying Shares, provided that until Warrants have been exercised, in whole or in part, that number of votes shall not exceed 19.9% of the total number of votes that then may be cast at meetings of holders of Common Shares less that number of votes that may be cast by the holder of the Series Two Preferred Share and provided further that the number of votes may not be less than zero.

9.   BOARD REPRESENTATION

     So long as the Series Four Preferred Share is outstanding, unless otherwise approved by the holder of the Series Four Preferred Share, voting separately and as a series, the board of directors of the Corporation shall include one director (who need not be a "resident Canadian", as defined in the Act) elected by the holder of the Series Four Preferred Share, voting separately and as a series.

10.  ANTI-DILUTION

     (a)  If, before the Conversion Date, the Corporation:

          (i) issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend;

          (ii) makes a distribution on the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as dividends paid in the ordinary course);

          (iii) divides its outstanding Common Shares into a greater number of shares; or

          (iv) consolidates its outstanding Common Shares into a smaller number of shares,

          (any of these events being a "COMMON SHARE REORGANIZATION"), the holder of the Series Four Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares that it would have received on the Conversion Date, the aggregate number of shares that it would have been entitled to receive as a result of the Common Share Reorganization if, on the effective date of the Common Share Reorganization, the holder the Series Four Preferred Share had been the holder of the Underlying Shares that it otherwise would have received on the Conversion Date.

     (b) If, before the Conversion Date, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all of the holders of the Common Shares or to all or substantially all of the holders of the Common Shares resident in Canada under which those holders are entitled, during a period expiring not more than forty-five days after the record date for that issue (the "RIGHTS PERIOD"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or an exchange or conversion price per share during the Rights Period in the case of securities exchangeable or convertible into Common Shares) of less than 95% of the Current Market Price for the Common Shares on that record date (any of these events being a "RIGHTS OFFERING"), the number of Underlying Shares shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Shares in effect immediately prior to the end of the Rights Period by a fraction:

          (i) the numerator of which shall be the number of Common Shares outstanding, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities issued in connection with the Rights Offering were converted into or exchanged for Common Shares during the Rights Period, in both cases after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

          (ii) the denominator of which shall be the aggregate of:

               (A) the number of Common Shares outstanding as of the record date for the Rights Offering; and

               (B) a number determined by dividing: (1) either: (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which those Common Shares are offered, or (b) the product of the exchange or conversion price of the securities offered and the number of

                    Common Shares for or into which the securities offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period; by (2) the Current Market Price of the Common Shares as of the fifth trading day preceding the record date for the Rights Offering.

          Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

     (c) If, before the Conversion Date, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of the Common Shares or all or substantially all of the holders of the Common Shares resident in Canada of securities of the Corporation (including rights, options or warrants to acquire Equity Shares or securities exchangeable for or convertible into Equity Shares or property or assets and including evidences of indebtedness) or any property or other assets (including cash and securities of other persons) and that issuance or distribution does not constitute a dividend paid in the ordinary course, a Common Share Reorganization or a Rights Offering (any of these non-excluded events being a "SPECIAL DISTRIBUTION"), the number of Underlying Shares shall be adjusted effective immediately after that record date to a number determined by multiplying the number of Underlying Shares in effect on that record date by a fraction:

          (i) the numerator of which shall be the number of Common Shares outstanding on that record date multiplied by the Current Market Price of the Common Shares on that record date; and

          (ii) the denominator of which shall be:

               (A) the product of the number of Common Shares outstanding on that record date and the Current Market Price of the Common Shares on that record date; less

               (B) the fair market value, as determined by the board of directors of the Corporation after consultation with a qualified and independent valuator approved by the holder of the Series Four Preferred Share (such approval not to be withheld unreasonably), of those securities or property or other assets issued or distributed in the Special Distribution to the holders of the Common Shares.

          Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

     (d) If, before the Conversion Date, the Common Shares are reclassified or changed into other shares or other securities (other than pursuant to a Common Share Reorganization), or there is a consolidation, amalgamation or merger of the

          Corporation with or into any other corporation or other person (other than a consolidation, amalgamation or merger that does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of these events being a "CAPITAL REORGANIZATION"), if the Series Four Preferred Share is to be converted after the effective date of that Capital Reorganization, the holder of the Series Four Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares to which it otherwise was entitled, the aggregate number of shares, other securities or other property that it would have been entitled to receive as a result of that Capital Reorganization if, on the effective date of that Capital Reorganization, the holder of the Series Four Preferred Share had been the registered holder of the number of Common Shares to which the holder otherwise was entitled upon conversion of the Series Four Preferred Share. If, in the opinion of the board of directors of the Corporation or the holder of the Series Four Preferred Share, the rights of the holder of the Series Four Preferred Share otherwise would be adversely affected, the appropriate adjustments as determined by the board of directors, acting in good faith after consultation with an investment dealer or an investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series Four Preferred Share (such approvals not to be withheld unreasonably) shall be made in respect of any such Capital Reorganization in the application of the provisions set out in this section 10 with respect to the rights and provisions set out in this section with respect to the rights and interests thereafter of the holder of the Series Four Preferred Share so that these provisions shall continue to result in corresponding adjustments, in relation to any shares, other securities or other property thereafter deliverable upon the conversion of the Series Four Preferred Share.

     (e) If, before the Conversion Date, the Corporation grants or issues (or agrees to grant or issue) Common Shares (other than Common Shares issued pursuant to rights granted or issued by the Corporation prior to March 21, 2003) or securities exchangeable for or convertible into Common Shares to any holders of securities of any of its subsidiaries or issues Common Shares on any conversion of the CIBC Debenture (each such grant or issue being an "ADJUSTING TRANSACTION"), the number of Underlying Shares shall be adjusted effective immediately after the time of each such Adjusting Transaction (each such time being A "TIME OF GRANT") to a number determined by adding to the number of Underlying Shares immediately prior to the Time of Grant a number of Underlying Shares equal to (A) the product of (x) the number (the "AGGREGATE NUMBER") that is the aggregate of (aa) the number of Underlying Shares in effect immediately prior to the Time of Grant and
          (bb) the aggregate number of Common Shares in respect of which subscription forms and the requisite consideration have been delivered to the Corporation pursuant to the Warrants prior to the Time of Grant, and (y) a fraction:

               (A) the numerator of which shall be the number of Common Shares outstanding after the Time of Grant if the Corporation issued Common Shares, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities granted or issued (or agreed to be granted or issued) at the Time of Grant were immediately converted into or exchanged for Common Shares; and

               (B) the denominator of which shall be the number of Common Shares outstanding immediately prior to the Time of Grant,

          minus (B) the Aggregate Number.

          Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

     (f) The adjustments provided for in this section 10 are cumulative and shall be made successively whenever an event referred to therein shall occur, subject to the following:

          (i) No adjustment shall be required to be made in the number of Common Shares issuable upon conversion of the Series Four Preferred Share unless it would result in a change of at least one share, provided, however, that any adjustments which, except for the provisions of this paragraph (i) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

          (ii) No adjustment in the number of Common Shares issuable upon the conversion of the Series Four Preferred Share shall be made in respect of any event described in section 10 (other than the subdivision or consolidation of Common Shares as part of a Common Share Reorganization), if the holder of the Series Four Preferred Share is entitled to participate in that event on the same terms as it had converted the Series Four Preferred Share prior to or on the effective date or record date of the event.

          (iii) The issue from time to time of Common Shares as dividends paid in the ordinary course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, shall not to be a Common Share Reorganization.

          (iv) If there is a dispute with respect to adjustments provided for in section 10, that dispute shall be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series Four Preferred Share (such approvals not to be withheld unreasonably) and the resulting determination shall be binding upon the Corporation, the holder of the Series Four Preferred Share and all other shareholders of the Corporation.

          (v) If, before the Conversion date, the Corporation takes any action affecting the Common Shares that is not contemplated in section 10 and that in the opinion of the board of directors of the Corporation or the holder of the Series Four Preferred Share would aversely affect the rights of the holder of the Series Four Preferred Share, the number of Common Shares issuable upon conversion shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series Four Preferred Share (such approvals not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals or consents.

          (vi) If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, after that date and before the distribution to those shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver that dividend, distribution or subscription or purchase rights, no adjustment in the number of Common Shares issuable upon conversion of the Series Four Preferred Share shall be required by reason of the setting of such record date.

          (vii) In the absence of a resolution of the directors fixing a record date for a Special Distribution, the Corporation shall be deemed to have fixed as the record date for that Special Distribution the date on which it is effected.

          At least twenty-one days (or such shorter period as may be agreed in writing by the holder of the Series Four Preferred Share) prior to the effective date or record date, as the case may be, of any event that requires or might require adjustment in any of the rights of the Series Four Preferred Share (including an adjustment of the number of Underlying Shares), the Corporation shall give notice to the holder of the Series Four Preferred Share of the particulars of that event and, if determinable, the required adjustment.

11.  APPROVAL RIGHTS

     So long as the Series Four Preferred Share is outstanding, unless otherwise approved by the holder of the Series Four Preferred Share, voting separately and as a series, the Corporation shall not, and shall not permit any of its subsidiaries to:

     (a) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities);

     (b) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business;

     (c) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities;

     (d) declare or pay dividends or declare or make other distributions on its outstanding securities; or

     (e)  amend the Articles of the Corporation,

          provided that no such approval shall be required for the Corporation to comply with its legal obligations under the terms (as they exist on the date of issue of the Series Four Preferred Share and as modified by the CIBC Consent Agreement dated March 21, 2003) of the Series One Preferred Share and the CIBC Debenture, or for the holder of the Series One Preferred Share or the CIBC Debenture to exercise their rights thereunder.

12.  ELECTION

     The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series Four Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series Four Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

                           SERIES FIVE PREFERRED SHARE

The Series Five Preferred Share shall have the following rights, privileges, restrictions and conditions:

1.   DEFINITIONS

          For the purposes of these Series Five Preferred Share provisions:

     (a)  "ACT" shall mean the Canada Business Corporations Act;

     (b) "AFFILIATE" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "CONTROL" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "CONTROL GROUP") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

     (c) "ASSOCIATE" shall have the meaning attributed to it for the purposes of the Securities Act (Ontario);

     (d) "BUSINESS DAY" shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

     (e) a "CHANGE OF CONTROL" shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series Five Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

     (f) "LIQUIDATION ENTITLEMENT" shall mean an amount equal to the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date of the Liquidation Event;

     (g) "LIQUIDATION EVENT" shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

     (h) "PERSON" shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

     (i) "REDEMPTION AMOUNT" shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date on which the Series Five Preferred Share is redeemed in accordance with section 4, and (b) in the event of redemption upon a Change of Control, an amount equal to 125% of the amount specified in (a);

     (j) "SERIES ONE PREFERRED SHARE" shall mean the Series One Preferred Share in the capital of the Corporation;

     (k) "SERIES THREE PREFERRED SHARE" shall mean the Series 3 Preferred Share in the capital of the Corporation;

     (1) "SERIES FOUR PREFERRED SHARE" shall mean the Series Four Preferred Share in the capital of the Corporation; and

     (m) "WARRANTS" shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and USA Interactive dated March 21, 2003.

2.   RANKING

     The Series Five Preferred Share shall in all respects (including the distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Shares and the Series Three Preferred Share. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Shares, Series Three Preferred Share and the Series Five Preferred Share, that payment or distribution shall be made on a pro rata basis, calculated by reference the amounts that would be received by the holders of the Series One Preferred Shares, Series Three Preferred Share and the Series Five Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such pro ration.

3.   LIQUIDATION, DISSOLUTION OR WINDING-UP

     In the event of a Liquidation Event, the holder of the Series Five Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4.   REDEMPTION

     The Corporation shall, subject to subsection 32(2) of the Act, redeem the Series Five Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series Five Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series Five Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "REDEMPTION DATE") of the Series Five Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "REDEMPTION NOTICE") of the intention of the Corporation to redeem the Series Five Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series Five Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series Five Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series Five Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series Five Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series Five Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series Five Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice

5.   VOTING RIGHTS

     The holder of the Series Five Preferred Share shall be entitled to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law.

6.   ELECTION

     The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series Five Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series Five Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.